SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)
_______________________________________________________

U.S. BANK  NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)

31-0841368
I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Karen R. Beard
U.S. Bank National Association
One Federal Street, 3rd Floor
Boston, MA  02110
 (617) 603-6455
(Name, address and telephone number of agent for service)

The National Collegiate Funding LLC
(Issuer with respect to the Securities)

Delaware	65-1177163
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

800 Boylston Street, 34th Floor, Boston, MA	02199-8157
(Address of Principal Executive Offices)	(Zip Code)

The National Collegiate Funding Student Loan Trusts Student Loan Asset Backed Notes
(Title of the Indenture Securities)

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency
Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business.*

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.	A copy of the existing bylaws of the Trustee.*

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of March 31, 2006 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

* Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Boston, Commonwealth of Massachusetts, on the 12th day of  September, 2007.

By:	/s/ Karen R. Beard
Karen R. Beard
Vice President

By:	/s/ Maryellen Hunter
Name Maryellen Hunter
Title Assistant Vice President

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated:  September 12th, 2007

By:	/s/ Karen R. Beard
Karen R. Beard
Vice President

By:	/s/ Maryellen Hunter
Name Maryellen Hunter
Title Assistant Vice President

Exhibit 7
U.S. Bank National Association
Statement of Financial Condition
As of 6/30/2007

($000’s)

6/30/2007
Assets
Cash and Due From Depository Institutions	$6,570,622
Securities	38,972,163
Federal Funds	3,771,433
Loans & Lease Financing Receivables	144,255,624
Fixed Assets	2,389,792
Intangible Assets	12,181,700
Other Assets	12,884,541
Total Assets	$221,025,875

Liabilities
Deposits	$133,727,871
Fed Funds	11,750,444
Treasury Demand Notes	0
Trading Liabilities	241,301
Other Borrowed Money	38,213,977
Acceptances	0
Subordinated Notes and Debentures	7,697,466
Other Liabilities	7,434,860
Total Liabilities	$199,065,919

Equity
Minority Interest in Subsidiaries	$1,537,943
Common and Preferred Stock	18,200
Surplus	12,057,531
Undivided Profits	8,346,282
Total Equity Capital	$21,959,956

Total Liabilities and Equity Capital	$221,025,070

___________________________________________________________________
To the best of the undersigned’s determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association

By:	/s/ Karen R. Beard
Karen R. Beard
Vice President

Date:  September 12, 2007